UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

CUTERA INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

232109108

(CUSIP Number)

RTW Investments, LP

Attn: Roderick Wong

40 10th Avenue, Floor 7

New York, New York 10014

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 9, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person RTW Investments, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,846,596 Shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,846,596 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,846,596 Shares
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented by Amount in Row (11) 9.3%(1)
14.	Type of Reporting Person PN, IA

(1)	Percentage based upon 19,788,358 shares of the Company’s common stock outstanding as of April 4, 2023, according to the Company’s Annual Report on Form 10-K filed on April 7, 2023.

1.	Name of Reporting Person Roderick Wong
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,846,596 Shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,846,596 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,846,596 Shares
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented by Amount in Row (11) 9.3%(1)
14.	Type of Reporting Person IN, HC

(1)	Percentage based upon 19,788,358 shares of the Company’s common stock outstanding as of April 4, 2023, according to the Company’s Annual Report on Form 10-K filed on April 7, 2023.

This Amendment No. 1 amends the statement on Schedule 13D filed with the Securities and Exchange Commission by RTW Investments L.P. (“RTW Investments”) and Roderick Wong (collectively the “Reporting Persons”) on April 12, 2023 (the “Schedule 13D”) with respect to the common stock, $0.001 par value per share (the “Shares), of Cutera Inc. (the “Company”). Capitalized terms used but not defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On May 9, 2023, RTW Investments entered into a Cooperation Agreement (the “Cooperation Agreement”) with the Company. Pursuant to the terms of the Cooperation Agreement, the Board of Directors of the Company (the “Board”) will, no later than five (5) business days following the Special Meeting of Stockholders (the “Special Meeting”) to be held on June 9, 2023, increase the size of the Board to the extent necessary to create vacant director seats to enable the appointment of Kevin J. Cameron, Taylor C. Harris, Nicholas S. Lewin and Keith J. Sullivan (the “New Independent Directors”) to the Board. RTW Investments will vote against the removal of directors targeted for removal at the Special Meeting.

With respect to the Company’s 2023 Annual Meeting of Stockholders (the “2023 Annual Meeting”), pursuant to the Cooperation Agreement the Board will (i) nominate the New Independent Directors and three continuing directors, Janet D. Widmann, Sheila A. Hopkins, and Juliane T. Park (the “Continuing Directors” and, collectively, with the New Independent Directors, the “Board Slate”) for election to the Board; recommend to the stockholders of the Company the election of the Board Slate; solicit proxies in favor of the election of the Board Slate; and (iv) use its reasonable best efforts to cause the election of the New Independent Directors at the 2023 Annual Meeting and support the New Independent Directors for election in a manner no less rigorous or favorable than the manner in which the Board supports any other nominees. Pursuant to the Cooperation Agreement, RTW will vote in favor of the Board Slate at the Annual Meeting.

The Cooperation Agreement requires that immediately following the 2023 Annual Meeting, the size of the board will be fixed at seven (7) directors until the appointment of a new permanent Chief Executive Officer (the “Permanent CEO”), at which time the size of the Board will be increased accordingly, and the Permanent CEO will be appointed to the Board. If the appointment of the Permanent CEO occurs before the 2023 Annual Meeting, then the Permanent CEO will be included in the Board Slate and the size of the Board shall be increased accordingly as of the 2023 Annual Meeting. Following the 2023 Annual Meeting, the Board will be permitted to increase the size of the Board if 66.6% of the directors so consent. The determination of the Permanent CEO will require consent of a majority of the directors of the Board.

The Cooperation Agreement requires RTW Investments to vote all Shares owned by it and over which it has voting power (i) in favor of each director nominated and recommended by the board for election, (ii) against any nominations for directors that are not approved and recommended by the board for election and (iii) against any proposals or resolutions to remove any member of the Board or otherwise similar proposals.

The Cooperation Agreement also allows RTW Investments to propose a replacement director if Mr. Lewin ceases to serve as a director of the Company for any reason whatsoever so long as RTW Investments’ Net Long Position (as defined in the Cooperation Agreement) exceeds four percent (4%) or more of the outstanding Shares. The replacement director is subject to Board approval.

The Company has agreed to use its reasonable best efforts to enter into a consulting agreement on customary terms with Taylor Harris. The Company has also agreed to use its reasonable best efforts to appoint Dr. Ashish Bhatia and Dr. Emmy Graber as senior medical advisors to the Board to serve in such advisory roles on customary terms.

The Cooperation Agreement, among other things, contains certain customary standstill restrictions that apply to RTW Investments including, among others, with respect to nominating persons for election to the Board, submitting any proposal for consideration at any stockholder meeting and soliciting any proxy, consent or other authority to vote from stockholders or conducting any other referendum (including any “withhold,” “vote no” or similar campaign), and acquiring beneficial ownership of more than 10% of the Company’s common stock in the aggregate, proxy solicitation and related matters, extraordinary transactions and other changes, each of the foregoing subject to certain exceptions. Additionally, each party to the Cooperation Agreement agrees to not any public statement that disparages the other party. The Cooperation Agreement remains in effect until 45 days prior to the nomination deadline under the Bylaws for the nomination of director candidates for election to the Board at the 2024 annual meeting of the Company.

The foregoing description of the Cooperation Agreement is qualified in its entirety by reference to the full text of the agreement, which is filed is Exhibit 99.2 to this Amendment No. 1 and is hereby incorporated by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The description of the Cooperation Agreement in Item 4 above is hereby incorporated by reference.

Item 7. Material to be Filed as Exhibits

99.1 - Joint Filing Agreement dated May 10, 2023 among the Reporting Persons (filed herewith)

99.2 - Cooperation Agreement, dated May 8, 2023, among Cutera Inc. and RTW Investments, LP, which is incorporated herein by reference to Exhibit 10.2 to the Form 8-K filed by the Company on May 10, 2023.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: May 10, 2023
RTW INVESTMENTS, LP

	By:	/s/ Roderick Wong
	Name:	Roderick Wong, M.D.
	Title:	Managing Partner

/s/ Roderick Wong, M.D.
RODERICK WONG, M.D.